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                                PROMISSORY NOTE

U.S. $22,000,000.00                                          New York, New York
                                                            As of July 31, 1997

     FOR VALUE RECEIVED, DEY LABORATORIES, L.P. (the "Borrower"), a Delaware limited partnership, with its principal place of business at 2751 Napa Valley Corporate Drive, Napa, California, 94558, hereby promises to pay to LIPHA AMERICAS, INC. (the "Lender"), a Delaware corporation, with its principal office at 1209 Orange Street, Wilmington, Delaware 19891, in the lawful money of the United States of America ("Dollars" or "US $"), on the Maturity Date (as hereinafter defined), (i) the principal amount of Twenty Two Million Dollars (US $22,000,000.00), and (ii) during each Interest Period (as hereinafter defined) until the Maturity Date, interest on the outstanding principal amount hereof at a rate per quarter equal to the Applicable Federal Short-Term Rate (as hereinafter defined) for such Interest Period, payable quarterly in arrears. The term "Applicable Federal Short-Term Rate" shall mean the Federal short-term rate (within the meaning of Section 1274(d)(1)(C) of the Internal Revenue Code of 1986, as amended, or any successor provision thereto) which the Internal Revenue Service announces from time to time shall apply during a calendar month, based on a quarterly period for compounding. The term "Interest Period" shall mean, initially, the period from and including the date hereof to but excluding the first day of the next calendar month, and thereafter, the period from and including the next calendar day following the expiration of the prior Interest Period to but excluding the first day of the subsequent calendar month. The term "Maturity Date" shall mean July 31, 1999.

     The Borrower hereby waives presentment, demand for payment, notice of dishonor and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note and hereby consents to any waivers or modifications that may be granted or consented to by the holder of this Note.

     In the event that any holder shall institute any action for the enforcement or the collection of this Note, there shall be immediately due and payable, in addition to the unpaid balance hereof, all late charges, and all costs and expenses of such action, including attorneys' fees. Borrower waives the right to interpose any setoff, counterclaim or defense of any nature or description whatsoever.

     Borrower agrees that its liability hereunder is absolute and unconditional without regard to the liability of any party and that no delay on the part of the holder hereof in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.


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     The Borrower may, at its option, prepay the principal under this Note in whole at any time or in part from time to time, without premium or penalty, but with interest accrued on the principal being prepaid to the date of prepayment.

     This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

                             DEY LABORATORIES, L.P.


                             By Dey Laboratories, Inc., its general partner


                                   By /s/ Charles A. Rice
                                     -------------------------------
                                   Name:  Charles A. Rice
                                   Title:  President and Chief Executive Officer





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